Diana Shipping Inc.
Pendelis 16
175 64 Palaio Faliro
Athens, Greece

July 3, 2012
BY EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549

Re:	Diana Shipping Inc. (No. 333-181540)

Ladies and Gentlemen:

The undersigned registrant hereby requests that the effectiveness of the above captioned Registration Statement filed with the Securities and Exchange Commission (the "Commission") on Form F-3, as amended, on June 27, 2012 be accelerated so that it will be made effective at 3:00 p.m. Eastern Time on Friday, July 6, 2012, or as soon thereafter as practicable, pursuant to Rule 461(a) of the Securities Act of 1933, as amended (the "Act").

The undersigned registrant hereby acknowledges that (i) should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; (ii) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the undersigned registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and (iii) the undersigned registrant may not assert the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The undersigned registrant is aware of its obligations under the Act.

Yours truly,

DIANA SHIPPING INC.

By:	/s/ Symeon Palios
Name: Symeon Palios
Title: Chief Executive Officer and Chairman of the Board

SK 23159 0001 1303155